Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Niamh Lyons Ph: 353-1-663-3600 US Media Relations Ph: 866-964-8256
ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2010 FINANCIAL RESULTS

Dublin, Ireland, February 8, 2011 - Elan Corporation, plc today reported its fourth quarter and full-year 2010 financial results and provided financial guidance for 2011.

Elan CEO, Kelly Martin, commented, “2010 was a year of tangible advancement for Elan with demonstrated progress in both the BioNeurology and EDT businesses. Revenue growth combined with prudent and disciplined cost management enabled us to achieve our goal of operating profitability before other charges and gains. This, combined with a further de-leveraging of the balance sheet provided enhanced operating leverage from an overall performance point of view.” Mr. Martin added, “In 2011, we will continue to focus our efforts on the continuous improvement of operating performance while simultaneously investing in and advancing science and therapeutics that may ultimately be of benefit to patients and their families.”

Commenting on the results, Elan EVP and CFO, Shane Cooke said, “The Company was pleased to have met or exceeded all of its financial guidance for 2010. Revenues grew by 5% to $1.2 billion, led by an 18% increase in revenues from Tysabri. Our revenue increase combined with a 9% decrease in operating expenses, before other charges and gains, led to a significant improvement of 73% in Adjusted EBITDA to $166.5 million. As a result Elan recorded operating profits, before other charges and gains, for the first time since 2001. We also generated cash from operating activities in each of the four quarters of 2010 and reduced total debt by 17%. Although the results reflect an improved operating performance, the net loss for the year increased from $176.2 million to $324.7 million mainly as a result of the settlement agreement we reached with the U.S. government regarding Zonegran for which we recorded a settlement reserve charge of $206.3 million and the inclusion of a net gain in 2009 of $108.7 million associated with the Johnson & Johnson Transaction.”

Mr. Cooke added, “For 2011, Elan expects to be cash flow positive with Adjusted EBITDA of approximately $200 million, driven by an acceleration in the growth of revenues and reduced operating expenses.”

Unaudited Consolidated U.S. GAAP Income Statement Data

Three Months Ended December 31			Twelve Months Ended December 31
2009 US$m	2010 US$m		2009 US$m	2010 US$m
		Revenue (see page 8)
297.1	307.4	Product revenue	1,094.3	1,156.0
2.9	1.5	Contract revenue	18.7	13.7
300.0	308.9	Total revenue	1,113.0	1,169.7
150.4	157.0	Cost of goods sold	560.7	583.3
149.6	151.9	Gross margin	552.3	586.4

		Operating Expenses (see page 13)
61.5	62.7	Selling, general and administrative	268.2	254.7
52.2	64.6	Research and development	293.6	258.7
—	—	Settlement reserve charge (see page 19)	—	206.3
36.5	36.9	Other net charges (see page 19)	67.3	56.3
(1.0)	(1.0)	Net gain on divestment of business	(108.7)	(1.0)
149.2	163.2	Total operating expenses	520.4	775.0
0.4	(11.3)	Operating income/(loss)	31.9	(188.6)

		Net Interest and Investment Gains and Losses
33.9	28.6	Net interest expense	137.9	117.8
—	12.2	Net loss on equity method investment (see page 16)	—	26.0
(0.6)	1.2	Net investment (gains)/losses	(0.6)	(12.8)
24.4	—	Net charge on debt retirement	24.4	3.0
57.7	42.0	Net interest and investment gains and losses	161.7	134.0

(57.3)	(53.3)	Net loss before tax	(129.8)	(322.6)
0.4	(1.1)	Provision for/(benefit from) income taxes	46.4	2.1
(57.7)	(52.2)	Net loss	(176.2)	(324.7)

(0.10)	(0.09)	Basic and diluted net income/(loss) per ordinary share	(0.35)	(0.56)
583.9	585.2	Basic and diluted weighted average number of ordinary shares outstanding (in millions)	506.8	584.9

Unaudited Non-GAAP Financial Information – Adjusted EBITDA

Three Months Ended December 31		Non-GAAP Financial Information Reconciliation Schedule	Twelve Months Ended December 31
2009 US$m	2010 US$m		2009 US$m	2010 US$m

(57.7)	(52.2)	Net loss	(176.2)	(324.7)
33.9	28.6	Net interest expense	137.9	117.8
0.4	(1.1)	Provision for/(benefit from) income taxes	46.4	2.1
17.6	15.6	Depreciation and amortization	75.0	63.3
(0.2)	—	Amortized fees	(0.2)	(0.3)
(6.0)	(9.1)	EBITDA	82.9	(141.8)
6.1	5.7	Share-based compensation	31.0	30.5
—	—	Settlement reserve charge	—	206.3
36.5	36.9	Other net charges	67.3	56.3
(1.0)	(1.0)	Net gain on divestment of business	(108.7)	(1.0)
—	12.2	Net loss on equity method investment	—	26.0
(0.6)	1.2	Net investment (gains)/losses	(0.6)	(12.8)
24.4	—	Net charge on debt retirement	24.4	3.0
59.4	45.9	Adjusted EBITDA	96.3	166.5

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with Adjusted EBITDA, a non-GAAP measure of operating results. Adjusted EBITDA is defined as net loss plus or minus net interest expense, provision for/(benefit from) income tax, depreciation and amortization of costs and revenue, share-based compensation, settlement reserve charge, other net charges, net gain on divestment of business, net loss on equity method investment, net investment gains and losses and net charge on debt retirement. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses Adjusted EBITDA to evaluate the operating performance of Elan and its business and this measure is among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Adjusted EBITDA is used as analytical indicator of income generated to service debt and to fund capital expenditures. Adjusted EBITDA does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of Adjusted EBITDA to net loss from continuing operations is set out in the table above titled, “Non-GAAP Financial Information Reconciliation Schedule”.

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2009 US$m	December 31 2010 US$m
Assets
Current Assets
Cash and cash equivalents	836.5	422.5
Restricted cash and cash equivalents — current	16.8	208.2	(1)
Investment securities — current	7.1	2.0
Deferred tax assets — current	23.9	41.8
Other current assets	274.9	246.0
Total current assets	1,159.2	920.5

Non-Current Assets
Intangible assets, net	417.4	376.5
Property, plant and equipment, net	292.8	287.5
Equity method investment	235.0	209.0
Investment securities — non-current	8.7	9.4
Deferred tax assets — non-current	174.8	154.3
Restricted cash and cash equivalents — non-current	14.9	14.9
Other assets	42.9	60.0
Total Assets	2,345.7	2,032.1

Liabilities and Shareholders’ Equity
Accounts payable, accrued and other liabilities	311.5	346.5
Settlement reserve	—	206.3
Long-term debt	1,540.0	1,285.0
Shareholders’ equity (see page 21)	494.2	194.3
Total Liabilities and Shareholders’ Equity	2,345.7	2,032.1

(1) Current restricted cash and cash equivalents include $203.7 million held in an escrow account in relation to the Zonegran settlement.

Unaudited Consolidated U.S. GAAP Cash Flow Data

Three Months Ended December 31			Twelve Months Ended December 31
2009 US$m	2010 US$m		2009 US$m	2010 US$m

59.4	45.9	Adjusted EBITDA	96.3	166.5
(36.6)	(28.6)	Net interest and tax	(141.9)	(114.5)
0.8	1.0	Divestment of business (transaction/other costs)	(18.5)	1.0
(5.9)	(24.7)	Other net charges	(18.8)	(42.8)
(30.2)	16.9	Working capital (increase)/decrease	(3.4)	58.0
(12.5)	10.5	Cash flows from/(used in) operating activities	(86.3)	68.2

(9.8)	(9.5)	Net purchases of tangible and intangible assets	(88.6)	(44.4)
5.9	(0.3)	Net proceeds from sale/(net purchase) of investments	28.3	15.5
(269.2)	(0.3)	Cash flows from financing activities	604.3	(266.2)
—	(0.2)	Net proceeds on disposal of Prialt business	—	4.3
(0.1)	(1.1)	Restricted cash and cash equivalents movement	3.5	(191.4	)(1)
(285.7)	(0.9)	Net cash movement	461.2	(414.0)
1,122.2	423.4	Beginning cash balance	375.3	836.5
836.5	422.5	Cash and cash equivalents at end of period	836.5	422.5

(1) Restricted cash and cash equivalents movement includes $203.7 million held in an escrow account in relation to the Zonegran settlement.

Overview

Operating Results

Full-Year 2010

Total revenue for the full-year 2010 increased by 5% to $1,169.7 million from $1,113.0 million for the full-year 2009. Revenue from the BioNeurology business increased 7% for the full-year 2010 over 2009, while revenue from the Elan Drug Technologies (EDT) business was slightly lower for the full-year 2010 compared to 2009. The increase in revenue from the BioNeurology business was driven by increased revenue from Tysabri®, offset by the expected reduced revenue from Maxipime®, Azactam® and Prialt®. Elan’s recorded sales of Tysabri increased 18% to $851.5 million for the full-year 2010, from $724.3 million for the full-year 2009. This increase reflects the 16% growth in global in-market net sales of Tysabri to $1,230.0 million in the full-year 2010 from $1,059.2 million in the full-year 2009, as a result of the 17% increase in patients on therapy worldwide to approximately 56,600 patients at the end of December 2010 from approximately 48,400 (revised) at the end of December 2009.  Revenue from the EDT business of $274.1 million in the full-year 2010 was slightly lower than 2009 full-year revenue of $275.9 million, due principally to the expected reduced revenue from Skelaxin®, offset by revenue from Ampyra®, which launched in March 2010.

For the full-year 2010, the gross margin was $586.4 million, compared to $552.3 million for the full-year 2009.  The increased gross margin principally reflects higher sales of Tysabri and the Ampyra launch, which more than offset lower revenues from Maxipime, Azactam, Skelaxin and Prialt.

Operating income before the settlement reserve charge, net gain on divestment of business and other net charges for the full-year 2010 was $73.0 million, compared to an operating loss, before the net gain on divestment of business and other net charges, of $9.5 million for the full-year 2009. Adjusted EBITDA increased 73% to $166.5 million from $96.3 million for the same period in 2009. This improved operating performance principally reflects the 5% increase in revenue, improved operating margins and a 9% decrease in combined selling, general and administrative (SG&A) and research and development (R&D) expenses. In the full-year 2010, SG&A expenses declined by 5% compared to the same period in 2009, while R&D costs decreased by 12%. The decrease in R&D costs was primarily due to the transfer of the Alzheimer’s Immunotherapy Program (AIP) to a subsidiary of Johnson & Johnson (Janssen AI) in September 2009, partially offset by increased investment in Tysabri.

Cash flows generated from operating activities were $68.2 million for the full-year 2010, compared to cash used in operating activities of $86.3 million in the full-year 2009. This $154.5 million improvement was due to the 73% increase in Adjusted EBITDA, lower interest costs following the debt repayment and refinancing transactions, and a reduction in working capital requirements, along with the inclusion in 2009 of transaction and other costs associated with the sale of the AIP business to Janssen AI in 2009.

The net loss of $324.7 million for the full-year 2010 includes a settlement reserve charge of $206.3 million as the result of an agreement reached with the U.S. Attorney’s Office for the District of Massachusetts with respect to the previously disclosed U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran® (zonisamide), which Elan divested in 2004. Elan reached an agreement in principle with the U.S. Attorney’s Office in July 2010 and finalized this agreement in December 2010. The settlement reserve charge was recorded in the second quarter of 2010 results.

For the full-year 2010, net loss, excluding the settlement reserve charge, was $118.4 million, compared to a net loss of $176.2 million for the full-year 2009. This improvement was due to the improved operating performance, lower net interest expense, lower debt retirement charges, and net investment gains in the full-year 2010, offset by the inclusion of a gain of $108.7 million on the sale of the AIP business to Janssen AI in 2009 and a net loss on equity investment of $26.0 million in 2010.

Quarter 4, 2010

Total revenue for the fourth quarter of 2010 increased by 3% to $308.9 million from $300.0 million for the same period in 2009. Revenue from the BioNeurology business decreased slightly, while revenue from the EDT business increased by 15%. The decrease in revenue from the BioNeurology business was due to the cessation of revenue from Maxipime, Azactam and Prialt, offset by increased revenue from Tysabri. Elan’s recorded sales of Tysabri increased 14% to $229.4 million for the fourth quarter of 2010, from $200.5 million for the fourth quarter of 2009, as a result of the 13% growth in global in-market net sales of Tysabri to $333.4 million in the fourth quarter of 2010 from $296.3 million in the fourth quarter of 2009. The 15% increase in revenue from the EDT business in the fourth quarter of 2010 was due principally to the revenue from Ampyra, offset by the expected reduced revenue from Skelaxin.

Compared to the third quarter of 2010, total revenue for the fourth quarter of 2010 increased by 10% to $308.9 million from $281.4 million. Revenue from the BioNeurology business increased by $12.2 million (6%) to $230.4 million, as a result of growth in Tysabri, while revenue from the EDT business increased by $15.3 million (24%) to $78.5 million. Elan’s recorded sales of Tysabri increased 6% to $229.4 million for the fourth quarter of 2010, from $215.9 million for the third quarter of 2010, driven by the 9% growth in global in-market net sales of Tysabri to $333.4 million in the fourth quarter of 2010 from $307.2 million in the third quarter of 2010. The 24% increase in revenue from the EDT business in the fourth quarter of 2010 was due principally to higher revenues from Ampyra.

Adjusted EBITDA decreased to $45.9 million in the fourth quarter of 2010, compared to $59.4 million in the fourth quarter of 2009, due principally to increased investment in development activities related to Tysabri.

For the fourth quarter of 2010, the net loss decreased to $52.2 million from $57.7 million for the fourth quarter of 2009. The decrease was primarily due to lower interest costs and the inclusion of a $24.4 million debt retirement charge in the fourth quarter of 2009, offset by the increased investment in R&D and the recording of a $12.2 million non-cash net loss on the equity method investment in Janssen AI (see page 16).

A reconciliation of Adjusted EBITDA to net loss, is presented in the table titled, “Unaudited Non-GAAP Financial Information – Adjusted EBITDA,” included on page 3. Included at Appendices I and II are further analyses of the results and Adjusted EBITDA between the BioNeurology and EDT businesses.

Total Revenue

For the full-year 2010, total revenue increased by 5% to $1,169.7 million from $1,113.0 million for the full-year 2009. Total revenue for the fourth quarter of 2010 increased by 3% to $308.9 million from $300.0 million for the same period of 2009, and by 10% from the $281.4 million recorded in the third quarter of 2010. The increases for the full-year and fourth quarter of 2010 were primarily due to growth in Tysabri and the launch of Ampyra, which more than offset the expected decline in revenue from Maxipime, Azactam, Skelaxin and Prialt.

 Revenue is analyzed below between revenue from the BioNeurology and EDT business units.

Three Months Ended December 31			Twelve Months Ended December 31
2009 US$m	2010 US$m		2009 US$m	2010 US$m
231.9	230.4	Revenue from the BioNeurology business	837.1	895.6
68.1	78.5	Revenue from the EDT business	275.9	274.1
300.0	308.9	Total revenue	1,113.0	1,169.7

Revenue from the BioNeurology business

For the full-year 2010, revenue from the BioNeurology business increased by 7% to $895.6 million from $837.1 million for the full-year 2009, as an 18% increase in revenue from Tysabri was partially offset by the expected lower revenue from Maxipime, Azactam and Prialt. For the fourth quarter of 2010, revenue from the BioNeurology business decreased slightly to $230.4 million from $231.9 million for the fourth quarter of 2009 primarily due to a 14% increase in Tysabri revenue, offset by the expected cessation of revenue from Maxipime, Azactam and Prialt.

Three Months Ended December 31			Twelve Months Ended December 31
2009 US$m	2010 US$m		2009 US$m	2010 US$m
		Product revenue
137.4	162.2	Tysabri – U.S.	508.5	593.2
63.1	67.2	Tysabri – Rest of world (ROW)	215.8	258.3
200.5	229.4	Total Tysabri	724.3	851.5
23.9	0.4	Azactam	81.4	27.2
3.8	0.3	Maxipime	13.2	8.2
3.1	(0.1)	Prialt	16.5	6.1
0.6	0.4	Royalties	1.7	1.6
231.9	230.4	Total product revenue from BioNeurology business	837.1	894.6
—	—	Contract revenue	—	1.0
231.9	230.4	Total revenue from BioNeurology business	837.1	895.6

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2009 US$m	2010 US$m		2009 US$m	2010 US$m
137.4	162.2	United States	508.5	593.2
158.9	171.2	ROW	550.7	636.8
296.3	333.4	Total Tysabri in-market net sales	1,059.2	1,230.0

For the full-year 2010, Tysabri in-market net sales increased by 16% to $1,230.0 million from $1,059.2 million for the full-year 2009. For the fourth quarter of 2010, Tysabri in-market net sales increased by 13% to $333.4 million from $296.3 million for the same period of 2009.  The growth for both of the periods reflects increased patient demand across global markets and a higher price in the United States, offset by exchange rate movements and U.S. healthcare reform. At the end of December 2010, approximately 56,600 patients were on therapy worldwide, including approximately 27,600 commercial patients in the United States and approximately 28,400 commercial patients in the ROW, representing a 17% increase over the approximately 48,400 (revised) who were on the therapy at the end of December 2009.

Tysabri was developed and is being marketed in collaboration with Biogen Idec, Inc. (Biogen Idec). In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market. Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales, which are primarily comprised of royalties that Elan incurs and are payable by Elan to third parties and are reimbursed by the collaboration.

Tysabri – U.S.

In the U.S. market, Elan recorded net sales of $593.2 million for the full-year 2010, an increase of 17% over net sales of $508.5 million for the full-year 2009. For the fourth quarter of 2010, Elan recorded net sales of $162.2 million, an increase of 18% over net sales of $137.4 million in the same period of 2009, and 7% over net sales of $150.9 million in the third quarter of 2010. Almost all of these sales are for the multiple sclerosis (MS) indication.

The increase in sales in the fourth quarter 2010 over the fourth quarter 2009 was due principally to increased demand and a higher price, partially offset by the impact of healthcare reform. The increase in sales in the fourth quarter over the third quarter of 2010 reflected increased demand and a higher net price.

At the end of December 2010, approximately 27,600 patients were on commercial therapy, which represents an increase of 13% over the approximately 24,500 patients who were on therapy at the end of December 2009.

Tysabri – ROW

In the ROW market, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales. As a result, in the ROW market, Elan recorded net revenue of $258.3 million for the full-year 2010, compared to $215.8 million for the full-year 2009, an increase of 20%. For the fourth quarter of 2010, Elan recorded net revenue of $67.2 million, compared to $63.1 million for the same period of 2009, an increase of 6%. Elan’s net Tysabri ROW revenue is calculated as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2009 US$m	2010 US$m		2009 US$m	2010 US$m
158.9	171.2	ROW in-market sales by Biogen Idec	550.7	636.8
(77.9)	(85.8)	ROW operating expenses incurred by the collaboration	(280.6)	(303.8)
81.0	85.4	ROW operating profit incurred by the collaboration	270.1	333.0
40.5	42.7	Elan’s 50% share of Tysabri ROW collaboration operating profit	135.0	166.5
22.6	24.5	Elan’s directly incurred costs	80.8	91.8
63.1	67.2	Net Tysabri ROW revenue	215.8	258.3

As Tysabri ROW in-market sales are principally earned in the European Union, for the full-year 2010, in-market sales were negatively impacted by approximately $22 million by the depreciation of the euro against the dollar, compared to the full-year 2009. For the fourth quarter of 2010, in-market sales were negatively impacted by approximately $10 million by the depreciation of the euro against the dollar, compared to the fourth quarter 2009.

At the end of December 2010, approximately 28,400 patients, principally in the European Union, were on commercial therapy, an increase of 21% over the approximately 23,400 patients (revised) who were on therapy at the end of December 2009.

Other BioNeurology products

Azactam revenue was $27.2 million for the full-year 2010, compared to $81.4 million for the full-year 2009. Elan ceased distributing Azactam as of March 31, 2010.

Maxipime revenue was $8.2 million for the full-year 2010, compared to $13.2 million for the full-year 2009. Elan ceased distributing Maxipime as of September 30, 2010.

Prialt revenue was $6.1 million for the full-year 2010, compared to $16.5 million for the full-year 2009. Elan divested its Prialt assets and rights to Azur Pharma International Limited (Azur) on May 5, 2010.

Revenue from the EDT business

For the full-year 2010, revenue from the EDT business decreased slightly to $274.1 million for the full-year 2010 compared to $275.9 million for the full-year 2009. For the fourth quarter of 2010 revenue from the EDT business increased by 15% to $78.5 million from $68.1 million for the fourth quarter of 2009, and by 24% from the $63.2 million recorded in the third quarter of 2010.

Three Months Ended December 31			Twelve Months Ended December 31
2009 US$m	2010 US$m		2009 US$m	2010 US$m
		Product revenue
		Manufacturing revenue and royalties
—	21.9	Ampyra	—	56.8
17.0	15.0	Tricor®	61.6	54.5
6.7	9.2	Focalin® XR / RitalinLA®	32.6	33.0
5.2	5.4	Verelan®	22.1	21.8
4.2	3.2	Naprelan	16.0	12.6
9.1	0.6	Skelaxin	34.9	5.9
23.0	21.7	Other	90.0	76.8
65.2	77.0	Total manufacturing revenue and royalties	257.2	261.4

		Contract revenue
2.9	1.5	Research revenue and milestones	18.7	12.7

68.1	78.5	Total revenue from the EDT business	275.9	274.1

Manufacturing revenue and royalties comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate EDT’s technologies. Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties for the full-year or the fourth quarter of 2010 or 2009. Of the total of $261.4 million for the full-year 2010 (2009: $257.2 million) in manufacturing revenue and royalties, 32% (2009: 47%) consisted of royalties received on products that were not manufactured by EDT. For the fourth quarter of 2010, of the total of $77.0 million (2009: $65.2 million) in manufacturing revenue and royalties, 28% (2009: 52%) consisted of royalties received on products that were not manufactured by EDT.

In January 2010, the U.S. Food and Drug Administration (FDA) approved Ampyra as a treatment to improve walking ability in patients with MS; this was demonstrated by an improvement in walking speed. The product was subsequently launched in the United States in March 2010. Ampyra, which is globally licensed to Acorda Therapeutics, Inc. (Acorda), is marketed and distributed in the United

States by Acorda and if approved outside the United States will be marketed and distributed by Biogen Idec, Acorda’s sub-licensee, where it is called Fampyra® (prolonged-release fampridine tablets). In January 2011, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) issued a negative opinion, recommending against approval of Fampyra (refer to page 16 for additional information). EDT has the right to manufacture supplies of Ampyra for the global market at its Athlone, Ireland facility, under a supply agreement with Acorda.

For the full-year 2010, manufacturing and royalty revenue recorded for Ampyra was $56.8 million and principally reflects shipments to Acorda to satisfy Acorda’s initial stock requirements for the U.S. launch of the product as well as build-up of safety stock supply, and patient demand. EDT records revenue upon shipment of Ampyra to Acorda, as this revenue is not contingent upon ultimate sale of the shipped product by Acorda or its customers. Consequently, revenue varies with shipments and is not based directly on in-market sales.

Additional analyses of the results between the BioNeurology and EDT businesses are set out in Appendices I and II. Adjusted EBITDA from the EDT business decreased by 11% to $103.8 million for the full-year 2010, from $117.2 million for the full-year 2009, reflecting the transition of this business away from some of the older products to newer products, such as Ampyra and Invega® Sustenna®. For the fourth quarter of 2010, Adjusted EBITDA from the EDT business increased by 13% to $31.2 million from $27.6 million for the same period of 2009. This increase was primarily due to the Ampyra revenue which more than offset the expected decline in Skelaxin revenue. EDT revenue, and its impact on Adjusted EBITDA, varies from quarter to quarter based on a number of factors, including the timing of customer orders and license fees earned, and contractual in-market sales hurdles for royalties.

Potential generic competitors have challenged the existing patent protection for several of the products from which EDT earns manufacturing revenue and royalties. Elan and its clients defend the parties’ intellectual property rights vigorously. However, if these challenges are successful, EDT’s manufacturing revenue and royalties will be materially and adversely affected. As a result of the approval and launch of generic forms of Skelaxin in April 2010, EDT’s royalty revenue from this product has significantly declined.

Operating Expenses

Selling, general and administrative

SG&A expenses decreased by 5% to $254.7 million for the full-year 2010 from $268.2 million for the full-year 2009. The decrease principally reflects reduced sales and marketing costs and amortization expense related to Prialt, following its divestment to Azur in May 2010. For the fourth quarter of 2010, SG&A expenses slightly increased to $62.7 million from $61.5 million for the same period of 2009. SG&A expenses for the three and twelve months ended December 31, 2010 and 2009 can be analyzed as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2009 US$m	2010 US$m		2009 US$m	2010 US$m
46.3	47.5	BioNeurology	203.0	191.5
7.5	8.3	EDT	31.0	33.6
4.5	3.0	Depreciation and amortization	17.2	12.2
3.2	3.9	Share-based compensation	17.0	17.4
61.5	62.7	Total	268.2	254.7

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 11.

Research and development expenses

Three Months Ended December 31			Twelve Months Ended December 31
2009 US$m	2010 US$m		2009 US$m		2010 US$m
36.9	47.4	BioNeurology	146.0		188.6
10.6	12.4	EDT	40.5		46.7
—	—	AIP	87.0	(1)	—
2.4	3.1	Depreciation and amortization	11.0		11.9
2.3	1.7	Share-based compensation	9.1		11.5
52.2	64.6	Total	293.6		258.7

(1) Includes depreciation and amortization expense of $5.2 million and share-based compensation expense of $2.7 million.

For the full-year 2010, R&D expenses decreased by 12% to $258.7 million from $293.6 million for the full-year 2009. The decrease primarily relates to the cost savings as a result of the divestment of the AIP in the third quarter of 2009. Excluding the AIP, R&D expenses increased by $52.1 million, principally reflecting increased investment in development activities related to Tysabri and EDT. For the fourth quarter of 2010, R&D expenses increased by 24% to $64.6 million from $52.2 million for the same period of 2009, primarily due to the Tysabri and EDT development activities. In relation to Tysabri, the increased investment in R&D principally related to studies that test the validity and utility of the JC virus (JCV) assay, progressive multifocal leukoencephalopathy (PML) research initiatives and a treatment interruption study.

Research and development update - BioNeurology

Elan continues to advance its multiple sclerosis (MS) and Alzheimer’s disease portfolio, focused on therapeutics or potential therapeutics targeting alpha4 integrin and the amyloid cascade.

Development – MS

On December 22, 2010, Elan and Biogen Idec submitted applications that propose updating Tysabri labeling to include anti-JCV antibody status as one potential factor to stratify the risk of PML. The filings to both the FDA and EMA are part of the companies’ ongoing commitment to actively identify and address potential risk factors for PML in Tysabri treated patients.

In March 2010, Elan and Biogen Idec began enrolling patients in a Phase 3 study, known as SURPASS, designed to evaluate switching patients with relapsing MS to Tysabri from Copaxone® or Rebif®. As enrollment targets have not been met, the companies have stopped enrollment.

Elan continues to develop ELND002, a novel alpha4 integrin inhibitor for the treatment of MS. Phase 1b/2a clinical trials for ELND002 are ongoing in MS patients and the FDA has granted Fast Track status to develop for the treatment of Secondary Progressive MS.

Development – Alzheimer’s disease

In December 2010, Elan modified its Collaboration Agreement with Transition Therapeutics Inc. (Transition) as described on page 19. Elan continues to explore a variety of pathways forward for the ELND005 asset.

Discovery Research

Elan Discovery Research continues to focus on pathogenic mechanisms underlying Alzheimer’s and Parkinson’s disease.  In the fourth quarter of 2010, Elan’s p75 modulator program was discontinued in preclinical development, however its other drug discovery efforts in Alzheimer’s disease and Parkinson’s disease continue to advance.

Elan continued to advance preclinical programs targeting the amyloid cascade for the potential treatment of Alzheimer’s disease. Late stage preclinical development of gamma secretase compounds continues, as does preclinical development of BACE (for Beta-site of APP Cleaving Enzyme)

inhibitors. Achievements in 2010 included 10 peer reviewed publications describing advances in Elan’s Gamma and BACE drug discovery programs.

Early stage Parkinson’s disease research continues with advances in animal model development, and drug discovery activities.  Research is focused on genetic targets with emphasis on mechanisms related to the roles of alpha-synuclein, parkin, and protein misfolding in pathogenesis.

Research and development update – EDT

In November 2010, Zogenix announced completion of enrollment in its open-label Phase 3 safety study of ZX002, a formulation of hydrocodone that incorporates EDT’s Oral Controlled Release technology.

During the fourth quarter of 2010, the CHMP of the EMA adopted a positive opinion, recommending the granting of a marketing authorization in the European Union, for Janssen-Cilag International NV’s medicinal product Xeplion. Xeplion is a once monthly injection for treatment of schizophrenia, which incorporates EDT’s NanoCrystal® technology.

In January 2011, the CHMP of the EMA issued a negative opinion, recommending against approval of Fampyra to improve walking ability in adult patients with MS in the European Union. Biogen Idec intends to appeal this opinion and request a re-examination of the decision by the CHMP. Fampyra is launched and marketed in the United States under the brand name Ampyra. EDT has the right to manufacture supplies of Ampyra for the global market at its Athlone, Ireland facility.

Equity method investment (Janssen AI)

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of Elan’s assets and rights related to its AIP collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)). In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued American Depositary Receipts of Elan, representing 18.4% of Elan’s outstanding Ordinary Shares at the time. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of AIP to the extent that funding is required by the collaboration. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of $500.0 million will be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated, before the initial $500.0 million funding commitment is spent, Johnson & Johnson is not required to contribute the full $500.0 million. In consideration for the transfer of these assets and rights, Elan received a 49.9% equity interest in Janssen AI. Elan is entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialization of products under the AIP collaboration. These transactions are referred to herein as the “Johnson & Johnson Transaction”.

The AIP collaboration includes bapineuzumab-IV, bapineuzumab subcutaneous and ACC-001, as well as other compounds.

Bapineuzumab is an experimental humanized monoclonal antibody delivered intravenously that is being studied as a potential treatment for mild to moderate Alzheimer’s disease. The Phase 3 program includes four randomized, double-blind, placebo-controlled studies across two subpopulations (based on ApoE4 genotype) with mild to moderate Alzheimer’s disease, with patients distributed between North America and ROW. In January 2011, Johnson & Johnson reported that enrollment was completed for the North American Phase 3 trials and sub-studies of bapineuzumab, which are 18-month trials. Bapineuzumab trials outside North America continue to enroll patients.

The subcutaneous delivery of bapineuzumab is being tested in Phase 2 trials. ACC-001, is a novel vaccine intended to induce a specific antibody response to beta amyloid, which is being tested in a Phase 2 clinical trial.

During 2010, $179.0 million (2009: $49.0 million) of the $500.0 million funding commitment was spent. As of December 31, 2010, the remaining balance of the $500.0 million funding commitment was $272.0 million. Based on current spend levels, Elan anticipates that it may be called upon to provide funding to Janssen AI commencing at some time in 2012.

For the full-year 2010, Elan recorded a net gain of $1.0 million, as compared to a net gain of $108.7 million recorded for the full-year 2009, relating to the 2009 divestment of substantially all of the assets and rights of Elan related to its AIP collaboration with Wyeth (which has been acquired by Pfizer) to Janssen AI. These gains were calculated based upon the estimated fair value of the assets sold of $235.0 million, less their carrying value and transaction costs. Elan’s equity interest in Janssen AI has been recorded as an equity method investment on the balance sheet, and was initially recorded at its estimated fair value of $235.0 million.

When initially applying equity method accounting to the Janssen AI investment, Elan determined that it would not bear or recognize any share of the losses or earnings of Janssen AI until the initial $500.0 million contingent funding commitment provided by Johnson & Johnson is expensed by Janssen AI, or until an AIP product reaches market and Janssen AI is in a positive operating cash flow position (at which point the Johnson & Johnson funding commitment contractually ceases). Consequently, Elan continued to record its investment in Janssen AI at a carrying value of $235.0 million, notwithstanding the incurrence of subsequent losses by Janssen AI.

Following comments received from the Staff of the U.S. Securities and Exchange Commission (SEC) relating to the Company’s 2009 Form 20-F, Elan revised its application of equity method accounting to this investment. In the initial application of the equity method, Elan did not separately analyze the fair value of its $235.0 million investment in Janssen AI into its component elements, namely (a) the fair value of Elan’s proportionate 49.9% share of IP and related assets of Janssen AI ($117.3 million) and (b) the fair value of Elan’s proportionate interest in the Johnson & Johnson contingent funding commitment ($117.7 million). Consequently, Elan’s proportionate interest in the Johnson & Johnson funding commitment will be remeasured to reflect any changes in the expected cash flows as of each reporting date and this remeasurement, along with the recognition of Elan’s proportionate share of the losses of Janssen AI from inception, will result in changes in the carrying value of the equity method investment asset that will be reflected in the income statement.

The impact of this revised application of equity method accounting resulted in non-cash net losses in the income statement of $26.0 million for the full-year 2010 (2009: $Nil), which includes $12.2 million of net losses relating to the fourth quarter of 2010 (2009: $Nil). In the event that the entire $500.0 million contingent funding commitment is spent, the maximum net non-cash losses that will be recorded by Elan over the period of the expenditure is $117.7 million (namely, this would represent the amortization in full of the proportion of the initial $235.0 million carrying value of the investment in Janssen AI that was attributable to the fair value of Elan’s proportionate interest in the $500.0 million funding commitment). Following the expensing of the $26.0 million during 2010 as described above, the remaining unamortized balance of this amount is $91.7 million at December 31, 2010. Elan expects to incur a non-cash charge of approximately $60 - $70 million in 2011 in relation to Janssen AI.

Elan remains in discussions with the Staff of the SEC regarding Elan’s accounting for the Johnson & Johnson Transaction. If Elan determines that further changes are appropriate with respect to Elan’s accounting for the Johnson & Johnson Transaction, any such changes will not affect the economic rights or obligations or any other terms of the transaction, and nor will it result in any change to Elan’s reported amounts of revenue, Adjusted EBITDA or cash and cash equivalents.

Settlement reserve

In December 2010, Elan finalized the agreement-in-principle with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that Elan divested in 2004.

Consistent with the terms of the agreement-in-principle announced in July 2010, Elan will pay $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims. In the second quarter of 2010, Elan recorded a $206.3 million reserve charge for the settlement, interest and related costs. This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Other net charges

Other net charges for the three and twelve months ended December 31, 2010 and 2009 were as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2009 US$m	2010 US$m		2009 US$m	2010 US$m
1.3	15.2	Severance and restructuring charges	29.0	19.6
—	15.7	Facilities and other asset impairment charges	16.1	16.7
—	6.0	In-process research and development	5.0	6.0
4.6	—	Legal settlements and awards	(13.4)	12.5
—	—	Net loss on divestment of Prialt business	—	1.5
30.6	—	Prialt intangible asset impairment	30.6	—
36.5	36.9	Total	67.3	56.3

In the fourth quarter of 2010, other net charges include severance and restructuring charges of $15.2 million associated with a realignment and restructuring of the R&D organization within Elan’s BioNeurology business, and reduction of related support activities. These adjustments resulted in a reduction in Elan’s global workforce of approximately 150 positions, or 13% of the global workforce, primarily at the South San Francisco site. The facilities charges of $15.7 million reflect asset impairment and lease charges related to a consolidation of facilities in South San Francisco as a direct result of this workforce reduction.

In December 2010, Elan modified its Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, Elan agreed to pay Transition $9.0 million, which is included in in-process research and development charges. The $9.0 million payment was made in January 2011. Under the modified Collaboration Agreement, Transition will be eligible to receive a further $11.0 million payment upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

As a consequence of Transition’s decision to exercise its opt-out right, it will no longer fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to Elan. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million (in addition to the $11.0 million described above), along with tiered royalty payments on net sales of ELND005 ranging in percentage from a high single digit to the mid teens, depending on level of sales.

In-process research and development also includes a credit of $3.0 million associated with the termination of the License Agreement with PharmatrophiX, Inc.

In the third quarter of 2010, Elan reached an agreement in principle with the direct purchaser class plaintiffs with respect to the previously disclosed legacy antitrust litigation involving nifedipine. As part of the settlement Elan agreed to pay $12.5 million in settlement of all claims associated with the litigation. Previously, Elan recorded a commensurate charge in connection with the $12.5 million settlement. On January 31, 2011, the U.S. District Court for the District of Columbia approved the settlement and dismissed the case.

The full-year 2010 includes a net loss of $1.5 million arising on the divestment of the Prialt business to Azur in May 2010.

In the full-year 2009, other net charges included an impairment charge of $30.6 million related to an impairment of the Prialt intangible asset, severance and restructuring charges of $29.0 million and facilities and other asset impairment charges of $16.1 million, primarily related to the realignment of resources announced in the first quarter of 2009. These charges in 2009 were partially offset by net legal settlements and awards of $13.4 million comprising a legal award of $18.0 million received in March 2009 from Watson Pharmaceuticals, Inc. (Watson) and a legal settlement of $4.6 million in the fourth quarter of 2009 relating to nifedipine antitrust litigation.

Net Interest and Investment Gains and Losses

Since the beginning of the fourth quarter of 2009, Elan has repaid or refinanced $1.3 billion in debt, which has resulted in a 27% reduction in the Company’s total debt, extending its average maturity while retaining significant liquidity. For the full-year 2010, net interest expense decreased to $117.8 million compared to $137.9 million for the full-year 2009. For the fourth quarter of 2010, net interest expense decreased to $28.6 million, from $33.9 million for the fourth quarter of 2009. These decreases were due to the debt refinancing transactions in both years.

During the fourth quarter of 2009, Elan redeemed $850.0 million in aggregate principal amount of the senior fixed rate notes due in 2011 (2011 Fixed Rate Notes) and completed the offering of $625.0 million in aggregate principal amount of senior fixed rate notes due in 2016 (2016 Notes). During 2010, Elan completed the offering of an additional $200.0 million in aggregate principal amount of the 2016 Notes, redeemed $300.0 million in aggregate principal amount of the senior floating rate notes due in 2011 (2011 Floating Rate Notes), and purchased $155.0 million in aggregate principal amount of the senior fixed and floating rate notes due in 2013 (2013 Notes).

Elan incurred a debt retirement charge in the third quarter of 2010 of $3.0 million, relating to the write-off of unamortized deferred financing costs associated with the 2011 Floating Rate Notes and 2013 Notes that were redeemed during 2010, compared to a debt retirement charge of $24.4 million in the fourth quarter of 2009 as a result of the redemption of the 2011 Fixed Rate Notes during 2009.

The net investment gains of $12.8 million in the full-year 2010 includes a gain of $7.9 million related to a recovery realised on a previously impaired investment in auction rate securities, and gains on disposal of investment securities of $4.7 million.

Movement in Shareholders’ Equity

Three Months Ended December 31, 2010 US$m			Twelve Months Ended December 31, 2010 US$m
236.6	(1)	Opening shareholders’ equity	494.2
(52.2)		Net loss for the period	(324.7)
6.5		Share based compensation	31.2
2.6		Minimum pension liability	(4.1)
0.1		Issuance of share capital	1.8
0.7		Other	(4.1)
194.3		Closing shareholders’ equity	194.3

(1) The shareholders’ equity balance at October 1, 2010 has been adjusted to reflect the impact of the revised approach of applying equity method accounting to the investment in Janssen AI (see page 16).

Guidance

Elan is providing guidance as to its financial outlook for 2011.

Elan expects to generate positive cash flows in 2011 with Adjusted EBITDA of approximately $200 million, a 20% increase over 2010.

Growth in total revenues is expected to accelerate in 2011 compared to 2010, driven principally by growth in Tysabri.

The gross profit margin is expected to be in the range of 47% to 50%.

Aggregate SG&A and R&D expenses are expected to be in the range of $470 million to $500 million.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of additional products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our research and development activities, and research and development activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful and the speed with which regulatory authorizations and product launches may be achieved; our dependence on Johnson & Johnson and Pfizer for the success of AIP; failure to comply with kickback and false claims laws in respect to past practices related to the marketing of Zonegran which were investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services (we reached an agreement to resolve this Zonegran matter which requires Elan to pay a $203.5 million fine and to take other actions that could have a material adverse effect on Elan); whether we are able to negotiate and enter into a strategic collaboration agreement with respect to ELND005 on favorable terms or at all; competitive developments affecting Elan’s products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products; trade buying patterns; the impact of generic and branded competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; whether the proposed separation of EDT occurs and, if the separation occurs, on what terms; legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; changes to Elan’s historic or future accounting for the Johnson & Johnson Transaction; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended December 31, 2009				Three Months Ended December 31, 2010
Bio- Neurology	EDT	Total		Bio- Neurology	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
231.9	65.2	297.1	Product revenue	230.4	77.0	307.4
—	2.9	2.9	Contract revenue	—	1.5	1.5
231.9	68.1	300.0	Total revenue	230.4	78.5	308.9
120.8	29.6	150.4	Cost of goods sold	123.8	33.2	157.0
111.1	38.5	149.6	Gross margin	106.6	45.3	151.9

			Operating Expenses
53.0	8.5	61.5	Selling, general and administrative(1)	53.2	9.5	62.7
40.4	11.8	52.2	Research and development	50.4	14.2	64.6
36.1	0.4	36.5	Other net charges	35.0	1.9	36.9
(1.0)	—	(1.0)	Net gain on divestment of business	(1.0)	—	(1.0)
128.5	20.7	149.2	Total operating expenses	137.6	25.6	163.2
(17.4)	17.8	0.4	Operating income/(loss)	(31.0)	19.7	(11.3)

9.6	8.0	17.6	Depreciation and amortization	7.7	7.9	15.6
(0.2)	—	(0.2)	Amortized fees	0.1	(0.1)	—
4.7	1.4	6.1	Share-based compensation	3.9	1.8	5.7
36.1	0.4	36.5	Other net charges	35.0	1.9	36.9
(1.0)	—	(1.0)	Net gain on divestment of business	(1.0)	—	(1.0)
31.8	27.6	59.4	Adjusted EBITDA	14.7	31.2	45.9

 (1) General and corporate costs have been allocated between the two segments.

Appendix II

Twelve Months Ended December 31, 2009				Twelve Months Ended December 31, 2010
Bio- Neurology	EDT	Total		Bio- Neurology	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
837.1	257.2	1,094.3	Product revenue	894.6	261.4	1,156.0
—	18.7	18.7	Contract revenue	1.0	12.7	13.7
837.1	275.9	1,113.0	Total revenue	895.6	274.1	1,169.7
444.4	116.3	560.7	Cost of goods sold	464.9	118.4	583.3
392.7	159.6	552.3	Gross margin	430.7	155.7	586.4

			Operating Expenses
232.3	35.9	268.2	Selling, general and administrative(1)	215.8	38.9	254.7
246.1	47.5	293.6	Research and development	205.0	53.7	258.7
—	—	—	Settlement reserve charge	206.3	—	206.3
61.6	5.7	67.3	Other net charges	54.0	2.3	56.3
(108.7)	—	(108.7)	Net gain on divestment of business	(1.0)	—	(1.0)
431.3	89.1	520.4	Total operating expenses	680.1	94.9	775.0
(38.6)	70.5	31.9	Operating income/(loss)	(249.4)	60.8	(188.6)

41.2	33.8	75.0	Depreciation and amortization	30.3	33.0	63.3
(0.2)	—	(0.2)	Amortized fees	(0.1)	(0.2)	(0.3)
23.8	7.2	31.0	Share-based compensation	22.6	7.9	30.5
—	—	—	Settlement reserve charge	206.3	—	206.3
61.6	5.7	67.3	Other net charges	54.0	2.3	56.3
(108.7)	—	(108.7)	Net gain on divestment of business	(1.0)	—	(1.0)
(20.9)	117.2	96.3	Adjusted EBITDA	62.7	103.8	166.5

 (1) General and corporate costs have been allocated between the two segments.